

December 16, 2014

Via E-mail
Guy Neev
Chief Executive Officer
Check-Cap Ltd.
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

> **Re:** **Check-Cap Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 21, 2014**
> **CIK No. 0001610590**

Dear Mr. Neev:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Company, page 1

1. We note your disclosure that your imaging capsule employs X-rays which are considered low dose by the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center. Please clarify how that institution considers your X-rays to be low dose. For example, please clarify whether management relied upon data made publicly available by that institution regarding X-ray radiation doses in general in making this disclosure regarding your products or if you commissioned that institution to specifically evaluate your product and have relied upon their conclusions to make this disclosure.

2.   In the last sentence of the twelfth paragraph of this section, please clarify, if true, that after completion of your trials, you will need to seek and obtain FDA approval for your product before launching it commercially in the United States. Please make similar clarifications in the third paragraph on page 59, the fourth paragraph on page 74 and the second paragraph on page 85.

3.   Your response to prior comment 3 appears to indicate that you will not start the pivotal study in the United States until you have completed the clinical feasibility study. If so, please revise your disclosure so that the timing of your studies and the pathway to regulatory approval is clear.

Concurrent Private Placement, page 7

4.   We note your disclosure that you "expect" to receive $_____ in aggregate proceeds from a Private Placement concurrent with your public offering. If appropriate, revise your related disclosure in the "Use of Proceeds" section and add risk factor disclosure if there is a material risk that you may raise less than the expected amount.

5.   We note that the Private Placement will be completed at the same time as the public offering and that the offering will be made to, among others, your affiliates. Since you do not yet disclose the extent to which your affiliates will participate in that offering, please tell us how you intend to disclose the significance of the amount of shares being purchased by affiliates in the Private Placement, and how you will revise your beneficial ownership table to account for shares being purchased by affiliates.

Credit Line Agreement; Private Placement, page 7

6.   With respect to the purchases of shares in a private placement if your IPO occurs on or before February 18, 2015, or in the public offering if your IPO occurs after February 18, 2015, please disclose, if true, that any breach of a purchase obligation to purchase shares in either the unregistered offering or in the public offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of the underwriting agreement.

7.   Your disclosure in the third paragraph of this section that if the IPO occurs on or before February 18, 2015 then the amounts called, or drawn down, under the credit line would be invested in shares in a private placement transaction does not appear to reconcile to the terms set forth in Section 5.1 of the Credit Line Agreement. Please advise or revise your disclosure as appropriate.

8.   Given your disclosure that you can call, or drawn down, any or all of the $12 million available under the credit line and many of the lenders under the agreement are affiliates, please tell us how you intend to disclose the significance of the amount of shares being purchased by affiliates in your public and private offerings, and how you will revise your

use of proceeds and beneficial ownership information to account for the range of outcomes in terms of the amount called under the credit line and the number of shares purchased by affiliates.

9.   Please also provide a brief definition of the term "call" in your prospectus summary and in an appropriate location in your prospectus, please provide a brief definition of the term "an M&A Event."

10.   Please disclose the aggregate number of shares that would be issuable under the Credit Line Warrants.

11.   From your current disclosure in the fourth paragraph of this section it appears that the lenders under the Credit Line Agreement have committed to purchase shares in your initial public offering if that offering takes place after February 18, 2015, and from Section 5.1 of the Credit Line Agreement that they have committed to purchase shares in your initial public offering if that offering takes place on or before February 18, 2015. Please provide us with analysis as to how those arrangements comply with Securities Act Section 5.

Israel-United States Binational Industrial Research and Development, page 8

12.   Please revise the last paragraph of this section to clarify how the repayments of the grant amount is to be calculated using the percentages in the first sentence of the paragraph and how the amount or percentages are linked to the U.S. Consumer Price Index.

Scientific Advisors, page 90

13.   We note from your response to prior comment 18 that some of the advisors named in this section have not been compensated in any of the prior three years. If any of the named advisors has not provided any consulting services to you or your officers in the last three years it is not clear why you would continue to name such advisors in your disclosure. Please advise or revise your disclosure as appropriate.

Compensation of Executive Officers and Directors, page 127

14.   Please disclose the amounts of the salary increases and the one-time and annual bonuses mentioned in this section.

Principal Shareholders, page 132

15.   Please revise your table and footnotes to reflect the Pontifax Warrant described on page 130.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Financial Statements

Note 1 - D. Pro Forma Information, page F-8 and F-42

16.   We note from your response to prior comment 19 that you have revised your disclosure
        to explain the exercise of the Neev Options as part of your pro forma discussion. Please
        tell us where you have provided additional disclosure that explains why you have
        included the exercise of the Neev Options as part of your pro forma calculation.

Note 11 - Share Capital, page F-23

17.   We note your response to prior comment 21 and understand that the Anti-Dilution
        Warrants are different from the Neev Options. Please tell us where you explain the terms
        of the Neev Options, including why they are automatically exercised at the time of the
        offering and your anticipated accounting for the exercise of the options.

Exhibits

18.   Please file complete agreements as exhibits to your registration statement. We note, for
        example, that Exhibit 10.10 does not contain the schedules to that agreement and
        Exhibits 10.11 and 10.13 do not contain all exhibits to those agreements.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special
Counsel, at (202) 551-3314 with any other questions.

                                                    Sincerely,

                                                    /s/ Daniel Morris for

                                                    Amanda Ravitz
                                                    Assistant Director

cc (via e-mail): Mitchell Nussbaum, Esq.
                  Angela M. Dowd, Esq.
                  Loeb & Loeb LLP